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                                                               Exhibit (a)(3)(B)



                            DAMSON/BIRTCHER PARTNERS

                                27611 La Paz Road

                         Laguna Niguel, California 92656

                                December 4, 2001

Limited Partners of Damson/Birtcher Realty Income Fund I

Dear Limited Partner:

Enclosed is an offer from the Partnership and the General Partner to return immediately to you your full share of the remaining funds held by the partnership. To participate, you must agree not to participate in ongoing lawsuits.

As you are aware, the General Partner and other parties have been sued by plaintiffs in two states, Delaware and California, seeking damages for alleged breaches of contract and fiduciary duty in connection with their activities vis a vis the partnership. The General Partner, having sold all of the properties held by the Partnership, has withheld a portion of the sales proceeds to cover ongoing defense costs and potential indemnity obligations of the Partnership to one or more of the defendants in these lawsuits. The General Partner does not believe that there is any merit to the claims being made and will continue to defend them in court as it has been doing for over four years.

The California case is currently set for trial on May 6, 2002. The court has taken under submission and not ruled on a defense motion to dismiss the breach of fiduciary duty claims. The Delaware case is not yet set for trial. The Delaware court has taken under submission and not yet ruled on a defense motion to dismiss the "ancillary" defendants, including all of the individuals. It is likely that the parties will engage in substantially more discovery and motion practice before trial.

The offer which is being made in the attached papers is to return $64.57 for each $1,000 interest in the Partnership, plus a nominal payment of $1, in exchange for your release of the defendants and assignment of your residual interest in the partnership to the General Partner. You should know that limited partners holding approximately 47% of the limited partner interests previously settled with the Partnership and the General Partner on terms substantially similar to those offered to you in the attached documents.

Of course, should you accept this offer, you will no longer hold an interest in the Partnership, and will not be entitled to participate in any future settlement or award to the plaintiff in the lawsuits. However, you will have the immediate use of all of your money currently being held by the Partnership, and if you act now, following tax year 2001, will not receive any further Forms K-1 from the Partnership.
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This is your chance to leave the Partnership immediately. This offer is open until JANUARY 15, 2002 (and may be extended at the discretion of the General Partner). If you accept the offer AND YOUR ACCEPTANCE IS RECEIVED by December 28, 2001, HOWEVER, you will receive a final K-1 for the 2001 tax year.

Please read the attached Going Private Statement (required by the United States Securities and Exchange Commission) and accompanying Notice of Offer to Settle Class and Derivative Actions and Settlement Agreement and Release, consult your advisors, and consider carefully the offer to settle. The General Partner believes it is a constructive way for you to realize the immediate return of your Partnership funds. If you agree, tear off page 12 (the last page) of the accompanying Settlement Agreement and Release, sign and return it in the envelope provided or you may fax it to (214) 887-7198 if you wish to get your acceptance in by December 28, 2001.

Also enclosed for your consideration is a summary of the plaintiff's case in Delaware which was prepared by counsel to plaintiff and not the General Partner. The General Partner disagrees with its contents. It is being provided to you at the direction of the Delaware Court of Chancery to allow you to consider the plaintiff's counsel's perspective on the litigation.

Yours very truly,



DAMSON/BIRTCHER PARTNERS
GENERAL PARTNER

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                 THE COURT OF CHANCERY OF THE STATE OF DELAWARE

                          IN AND FOR NEW CASTLE COUNTY

BIGELOW/DIVERSIFIED SECONDARY                           )
PARTNERSHIP FUND 1990,                                  )
                                                        )
                  Plaintiff,                            )
                                                        )
         v.                                             )   C.A No. 16630
                                                        )
DAMSON/BIRTCHER PARTNERS,                               )
BIRTCHER INVESTORS,                                     )
BIRTCHER/LIQUIDITY PROPERTIES,                          )
BIRTCHER PARTNERS,                                      )
BIRTCHER PROPERTIES,                                    )
BIRTCHER LTD.,                                          )
BIRTCHER INVESTMENTS,                                   )
BREICORP, L.F. SPECIAL FUND, L.P., II,                  )
L.F. SPECIAL FUND I,                                    )
L.P., LIQUIDITY FUND                                    )
ASSET MANAGEMENT, INC.,                                 )
ARTHUR BIRTCHER,                                        )
RONALD BIRTCHER,                                        )
ROBERT ANDERSON,                                        )
RICHARD G. WOLLACK and                                  )
BRENT R. DONALDSON,                                     )
                                                        )
                  Defendants,                           )
                                                        )
         and                                            )
                                                        )
DAMSON/BIRTCHER REALTY                                  )
INCOME FUND, I,                                         )
DAMSON BIRTCHER REALTY                                  )
INCOME FUND II, and                                     )
REAL ESTATE INCOME PARTNERS III,                        )
                                                        )
                  Nominal Defendants.                   )
                                                        )
                                                        )
                        SETTLEMENT AGREEMENT AND RELEASE

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         The undersigned individuals hereby enter into the following Settlement
Agreement and Release (the "Agreement"):

         WHEREAS,

         A. On September 9, 1998, Bigelow/Diversified Secondary Partnership Fund 1990 ("Bigelow") filed a class action and derivative complaint in the Court of Chancery of the State of Delaware in and for New Castle County, styled Bigelow/Diversified Secondary Partnership Fund 1990 v. Damson/Birtcher Partners, Del. Ch., C.A. No. 16630-NC (the "Delaware Action"), naming as defendants Damson/Birtcher Partners, Birtcher Investors, Birtcher/Liquidity Properties, Birtcher Investments, L.F. Special Fund, II, L.P., L.F. Special Fund I, L.P., Arthur Birtcher, Ronald Birtcher, Robert Anderson, Richard G. Wollack and Brent R. Donaldson (collectively, the "Original Defendants").

         B. On August 14, 2000, Madison Partnership Liquidity Investors XVI, LLC and ISA Partnership Liquidity Investors (the "California Plaintiffs") (collectively, with Bigelow, the "Plaintiffs") filed a class action and derivative complaint in the Superior Court of the State of California in and for Orange County styled Madison Partnership Liquidity Investors XVI, LLC, v. Damson/Birtcher Partners, C.A. No. 807644 (the "California Action") naming the Original Defendants as defendants. The California complaint was substantially similar to the complaint filed in Delaware. Plaintiffs brought the Delaware Action and the California Action (collectively, the "Actions") on behalf of the limited partners (the "Limited Partners") of Damson Birtcher Realty Income Fund I ("Partnership I"), Damson/Birtcher Realty Income Fund II, and Real Estate Income Partners III (collectively, the "Partnerships").

         C. The original complaints filed in the Actions alleged that the Original Defendants engaged in unlawful self-dealing and breached their fiduciary duty to the Limited Partners in connection with the Original Defendants' failure to sell approximately

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                  twenty properties (the "Properties") held by the Partnerships in a timely manner and maximize the value derived from the sale of these properties.

         D. On April 14, 2000, Bigelow filed an amended class action and derivative complaint in the Delaware Action (the "Delaware Amended Complaint"). The Delaware Amended Complaint named several additional defendants, including Birtcher Partners, Birtcher Properties, Birtcher Ltd. and Liquidity Fund Asset Management, Inc. (collectively, with the Original Defendants, the "Defendants").

         E. Subsequently, on August 14, 2000, the California Plaintiffs also filed an amended class action and derivative complaint in the California Action (the "California Amended Complaint"), which is substantially similar to the Delaware Amended Complaint (collectively, the "Amended Complaints").

         F. The Amended Complaints allege that the Defendants: (1) failed to satisfy their fiduciary and contractual obligations to liquidate the Properties in a timely manner and failed to maximize the return to the Limited Partners on those sales;
                  (2) purposefully delayed in liquidating the Properties in order to serve their own interests; and (3) sold the Properties for an unusually low price, thereby permitting the purchasers to later sell the Properties for several million dollars more than the original purchase price. As a result of these alleged fiduciary and contractual violations, Plaintiffs contend that the Partnerships have suffered millions of dollars in damages.

         G. Defendants vigorously deny all liability with respect to the facts and claims alleged in the Actions, but consider it desirable that they be settled and dismissed to avoid the substantial burden, expense, inconvenience and distraction of continued litigation and to put the Settled Claims (as defined below) to rest.

         NOW, THEREFORE, IT IS STIPULATED AND AGREED, for good and valuable consideration set forth below, that any and all Settled Claims (as defined below) shall be

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compromised, settled, released and dismissed with prejudice, upon and subject to the terms and conditions set forth below.

                                 THE SETTLEMENT

         1. In consideration for the complete discharge, dismissal with prejudice, settlement and release, and in full and final disposition of the all of the Settled Claims (as defined below), the parties hereto agree that upon acceptance of this Settlement, the undersigned Partnership I Interestholder (the "Settling Interestholder") will receive the following consideration:

            (a) payment of the Settling Interestholder's pro rata share of the proceeds available for distribution from the liquidation of the Partnership I properties, including the proceeds withheld from the sale of the properties sold by Partnership I to ensure that sufficient funds exist to indemnify Defendants in connection with their defense of these Actions and net of estimated winding up expenses which amount totals $64.57 per Interest of Partnership I, plus,

            (b) payment of $1.00 for all of the Partnership I Interests held by the Settling Interestholder, which will be paid by the General Partner of Partnership I.

         2. In consideration of the foregoing commitments, and subject to the terms and conditions of this Settlement, the parties agree, without limiting or being limited by the foregoing, that all Settled Claims (as defined below) are hereby forever released, discharged and dismissed with prejudice as to each and all of the Defendants and Defendants' Affiliates (as defined below) by the Settling Interestholder. The Settled Claims are all claims, demands, rights, actions or causes of action, rights, liabilities, damages, losses, obligations, judgments, suits, matters and issues of any kind or nature whatsoever, contingent or absolute, suspected or unsuspected, matured or unmatured, disclosed or undisclosed that have been or could have been asserted in the Actions or in any court, tribunal or proceeding (including, but not limited to, any claims arising under federal or state law relating to alleged fraud, breach of any duty, negligence, violations of the federal securities laws or otherwise) by or on behalf of the Settling

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Interestholder, whether individual, class, derivative, representative, legal, equitable or any other type or in any other capacity against Defendants or any of their families, parent entities, associates, affiliates or subsidiaries, and each and all of their respective past, present or future officers, directors, stockholders, representatives, employees, attorneys, investment bankers, commercial bankers, engineers, advisors or agents, heirs, executors, trustees, general or limited partners or partnerships, personal representatives, estates, administrators, predecessors, successors and assigns (collectively, the "Defendants' Affiliates") which have arisen, could have arisen, arise now, or relate in any manner to, the allegations, facts, events, transactions, acts, occurrences, statements, representations, misrepresentations, omissions or any other matter, thing or cause whatsoever, or any series thereof, embraced, involved, set forth or otherwise related, directly or indirectly, to any of the complaints filed at any time in the Actions, any public filings or statements (including, but not limited to, public statements) by Defendants or Defendants' Affiliates in connection with the Actions; provided, however, that the Settled Claims shall not include the right of the Settling Interestholder, Defendants or Defendants' Affiliates to enforce the payment terms of this Settlement.

                     CONDITIONS TO THE SETTLEMENT AND EFFECT
                      OF NON-OCCURRENCE OF THESE CONDITIONS

         3. The Settlement contemplated by this Agreement shall not be binding upon any party hereto until, and is otherwise subject to the following conditions:

            (a) the Settling Interestholder must assign their Partnership I Interests to the General Partner of Partnership I; and

            (b) the Settling Interestholder must represent and warrant that the Settling Interestholder can transfer good title to the Partnership I Interests at the time of executing the Agreement.

         4. If the Settlement is not consummated in accordance with Paragraph 3, this Agreement shall be null and void and of no force and effect, and shall not be deemed, used or offered to prejudice in any way the positions of the parties hereto or any of Defendants or

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Defendants' Affiliates with respect to the Actions or otherwise, nor to entitle any party to the recovery of costs and expenses incurred to implement this Agreement.

                           EFFECTIVENESS OF SETTLEMENT

         5. The Settlement will become effective upon your execution and return of this Settlement Agreement and accompanying Assignment document to the General Partner assuming that at the time of receipt of the documents by the General Partner, there is no Court Order prohibiting consummation of this Settlement and no Court Order requiring distribution of the funds used to find this Settlement.

                         DEFENDANTS' DENIAL OF LIABILITY

         6. Defendants specifically disclaim any liability whatsoever relating to any of the Settled Claims, expressly deny having engaged in, or threatened to engage in, any wrongful or illegal activity, or having violated, or threatened to violate, any law or regulation or duty, expressly deny that any person or entity has suffered any harm or damages as a result of the Settled Claims, and are making this Settlement solely to avoid the distraction, burden and expense occasioned by litigation. The Court has made no finding that Defendants engaged in any wrongdoing or wrongful conduct or otherwise acted improperly or in violation of any law or regulation or duty in any respect. The Defendants believe they have acted with the utmost candor and honesty, and have at all times acted in the best interests of the Partnerships. Without conceding any infirmity in their defenses against the Settled Claims, the Defendants are agreeing to the Settlement solely to avoid the substantial burden, expense, distraction and inconvenience of litigation.

                            RELEASE OF UNKNOWN CLAIMS

         7. The release contemplated by this Agreement extends to claims that the party granting a release (the "Releasing Party") does not know or suspect to exist at the time of the release, which if known, might have affected the Releasing Party's decision to enter into this release. The Releasing Party shall be deemed to relinquish, to the extent it is applicable, and to the full extent permitted by law, the provisions, rights and benefits of
Section 1542 of the California Civil Code which provides:

         A general release does not extend to claims which the creditor does not know or suspect to exist in his favor at the time of executing the release, which if known by him must have materially affected his settlement with the debtor.

In addition, the Releasing Party also shall be deemed to waive any and all provisions, rights and benefits conferred by any law of any state or territory of the United States, or principle of common law, which is similar, comparable or equivalent to California Civil Code Section 1542. The Releasing Party acknowledge that the Releasing Party may discover facts in addition to or different to those now known or believed to be true with respect to the subject matter of this release, but that it is the intention of the Releasing Party to fully, finally and forever settle and release any and all claims released hereby known or unknown, suspected or unsuspected, which now exist, or heretofore existed, or may hereafter exist, and without regard to the subsequent discovery or existence of such additional or different facts.

                           AGREEMENT NOT AN ADMISSION

         8. The provisions contained in this Settlement Agreement and all negotiations, statements and proceedings in connection therewith shall not be deemed a presumption, a concession or an admission by Defendants of any fault, liability or wrongdoing as to any fact or claim alleged or asserted in the Actions or any other actions or proceedings and shall not be interpreted, construed, deemed, invoked, offered or received in evidence or otherwise used by any person in this Action or any other actions or proceedings, whether civil, criminal or administrative, except in a proceeding to enforce the terms or conditions of this Agreement.

                                  COUNTERPARTS

         9. This Agreement may be executed in any number of actual or telecopied counterparts and by each of the different parties thereto on several counterparts, each of which when so executed and delivered shall be an original. The executed signature page(s) from each actual or telecopied counterpart may be joined together and attached to one such original and shall constitute one and the same instrument.

                                     WAIVER

         10. The waiver by any party of any breach of this Agreement shall not be deemed or construed as a waiver of any other breach, whether prior, subsequent, or contemporaneous, of this Agreement.

                                   AMENDMENTS

         11. This Agreement may not be amended, or any of its provisions waived, except by a writing executed by all of the parties hereto.

                             GOVERNING LAW AND FORUM

         12. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, without regard to conflict of laws principles. Any action relating to this Agreement shall be filed exclusively in the Courts of the State of Delaware.

                                  DUE AUTHORITY

         13. Each of the undersigned individuals executing this Agreement on behalf of one or more of the parties hereto warrants and represents that he or she has been duly authorized and empowered to execute this Agreement on behalf of his or her client(s) or principal.

                                ENTIRE AGREEMENT

         14. This Agreement constitutes the entire agreement among the parties with respect to the subject matter hereof.

         15. Any of the exhibits hereto are incorporated herein by reference as if set forth herein verbatim, and the terms of all exhibits are expressly made part of this Agreement.

                             SUCCESSORS AND ASSIGNS

         16. This Agreement is and shall be binding upon, and inure to the benefit of the Settling Interestholder, Defendants, Defendants' Affiliates and their respective agents, executors, heirs, successors and assigns.

                                  NO ASSIGNMENT

         17. Each of the parties hereto warrants and represents that he, she or it has not assigned, encumbered or in any manner transferred (in whole or in part) any claim or cause of action (i) referred to in the Actions or (ii) which constitutes a Settled Claim.

                          NO THIRD PARTY BENEFICIARIES

         18. The terms and provisions of this Agreement are intended solely for the benefit of the parties hereto and their respective successors and permitted assigns, and it is not the intention of the parties to confer third party beneficiary rights or remedies upon any other person or entity.

                                 INTERPRETATION

         19. This Agreement, together with any exhibits, shall be deemed to have been mutually prepared by the parties hereto and shall not be construed against any of them by reason of authorship.

                              SPECIFIC PERFORMANCE

         20. The parties hereto acknowledge that damages would be an inadequate remedy for any breach of the provisions hereof and agree that all obligations of the parties hereunder shall be specifically enforceable.

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                   ASSIGNMENT OF LIMITED PARTNERSHIP INTEREST

         21. As part and parcel of this Settlement, and in consideration of payment by Damson/Birtcher Partners of $1.00, the Settling Interest Holdings hereby assigns all right, title and interest in and to all of the Partnership I interests held by the Settling Interestholder to Damson/Birtcher Partners.

                                             SETTLING INTERESTHOLDER

Dated:                                       By:
      -------------                             ----------------------------
                                             Name:
                                             Title:

                                             DAMSON/BIRTCHER PARTNERS

Dated:                                       By:
      -------------                             ----------------------------
                                             Name:
                                             Title:

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